UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 19, 2015 titled “GeoPark Announces Third Quarter 2015 Operational Update”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES THIRD QUARTER 2015

OPERATIONAL UPDATE

Santiago, Chile – October 19, 2015 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, is pleased to announce its 3Q2015 operational update.

QUARTERLY HIGHLIGHTS

•	Two new Colombian oilfield discoveries: GeoPark resumed drilling on the Llanos 34 Block in Colombia (GeoPark operated with 45% WI) and discovered the new Chachalaca and Jacana oil fields. Both fields have been put into production at approximately 2,800 bopd gross

•	Two new Colombian appraisal wells: GeoPark drilled the Tilo 2 well with a successful 800 bopd oil test and the Jacana 2 well with a successful 1,000 bopd oil test, both in the Llanos 34 Block (GeoPark operated with 45% WI)

•	Oil production in Llanos 34 Block (GeoPark operated with 45%WI) achieved record production of 29,000 bopd gross

•	Consolidated oil and gas production of 19,244 boepd from Colombia, Chile and Brazil. Current consolidated production is approximately 22,000 boepd

•	New Chile gas field on stream: Construction of Ache gas treatment facility in Fell Block (GeoPark operated with 100% WI) was completed and the field was put into production at a rate of approximately 6.7 mmcfpd

•	Brazil compression plant completed: Pressure maintenance facility to stabilize production and develop remaining Manati gas field reserves (non-operated with 10% WI) was completed and field production resumed at approximately 220 mmcfpd gross

•	Re-opening of La Cuerva oil field in Colombia (GeoPark operated with 100% WI and temporarily shut-in since 1Q2015) with more efficient cost structure to generate positive cash flows at low oil prices

•	Continuing cost reduction efforts underway – including operating costs, capital expenditures, G&A and service contractors (cash costs per barrel down 33% as reported in 2Q2015)

•	New Brazil blocks: Four new attractive exploratory blocks in the Reconcavo and Potiguar basins – adjacent to existing GeoPark acreage – were awarded in the Brazilian Round 13 auction (4Q2015)

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru government approval.

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production reached 19,244 boepd in 3Q2015 compared to 21,548 boepd in 3Q2014 – mainly resulting from increased Colombian production, stabilized Brazilian production and declining Chilean production.

Consolidated oil production accounted for 76% of total reported production in 3Q2015.

Colombia:

Average net oil production in Colombia increased by 9% to 13,033 boepd in 3Q2015 compared to 3Q2014 – mainly resulting from new field discoveries, development drilling and reengineering of well completions and operations.

The Llanos 34 Block (GeoPark operated with 45% WI) represented 91% of GeoPark’s Colombian production in 3Q2015.

Chile:

Average net oil and gas production in Chile decreased by 46% to 3,207 boepd in 3Q2015 compared to 3Q2014 (consisting of 54% lower oil production and 33% lower gas production) – mainly resulting from the natural decline in base production and no new wells drilled during 2015. (Ache gas field was put into production at the end of 3Q2015 and is expected to stabilize production during 4Q2015).

The Fell Block (GeoPark operated with a 100% WI) represented 94% of GeoPark’s Chilean production.

Brazil:

Average net gas production in Brazil decreased 15% to 17,754 mcfpd, or 2,959 boepd in 3Q2015 compared to 3,480 boepd in 3Q2014 – mainly resulting from temporary shut-in of the Manati gas field during the tie-in of the new compression plant.

The Manati Field (non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Operational Update Highlights

Colombia:

Llanos 34 Block (GeoPark Operated with 45% WI)

Drilling was resumed during 3Q2015 with the following key results:

•	Chachalaca Oil Field Discovery: The Chachalaca 1 exploration well was drilled to a depth of 12,270 feet. A test conducted in the Mirador formation resulted in a gross production rate of approximately 1,100 bopd. The well was put into production in October 2015

•	Jacana Oil Field Discovery: The Jacana 1 exploration well was drilled to a depth of 10,900 feet with hydrocarbon shows in both the Mirador and Guadalupe formations. A test conducted in the Guadalupe formation resulted in a gross production rate of approximately 1,880 bopd. The well was put into production in October 2015

•	Jacana Oil Field Development: The Jacana 2 appraisal well was drilled to a depth of 11,092 feet with hydrocarbon shows in the Guadalupe and Mirador formations. A test conducted in the Guadalupe formation resulted in a gross production rate of approximately 1,000 bopd – with the well expected to be put into production in October 2015

•	Tilo Oil Field Development: The Tilo 2 appraisal well was drilled to a depth of 11,826 feet with hydrocarbon shows in the Guadalupe formation. A test conducted in the upper Guadalupe formation resulted in a gross production rate of approximately 800 bopd – with the well expected to be put into production in October 2015

Current oil production in Llanos 34 Block (GeoPark operated with 45% WI) is approximately 30,000 bopd gross.

CPO-4 Block (GeoPark Operated with 50% WI)

GeoPark drilled and abandoned the Grulla 1 exploratory well due to an uneconomical discovery of hydrocarbons.

Llanos 32 Block (Non-operated with 10% WI)

The Operator drilled and abandoned the Guepardo 1 exploratory well due to targeted Guadalupe and Mirador formations interpreted to be water bearing.

In Colombia there are no plans to drill new wells in 4Q2015.

Chile:

Fell Block (GeoPark Operated with 100% WI)

Ache Gas Project: The Ache 1 gas field discovery well was put into production at the end of September 2015 at a rate of approximately 6.7 mmcfpd (1,100 boepd) following installation and completion of a gas treatment facility.

A development well to be drilled in 4Q2015 on the Ache gas field is under consideration.

Brazil:

Manati Field (BCAM 40 Block, Non-operated with 10% WI)

The Operator completed construction of a surface compression plant in the Manati gas field. Production in the Manati gas field was shut-in for approximately 11 days during the tie-in of the new plant. The compression facility will stabilize production and allow full development of the Manati gas field reserves.

New blocks awarded in the Brazil Bid Round 13

GeoPark was awarded four new exploratory blocks (covering 30,200 acres) in the Brazil Bid Round 13, complementing GeoPark’s existing exploration portfolio in the Reconcavo and Potiguar basins. GeoPark has committed to invest a minimum of approximately $3.50 million (including bonus and work program commitments) during the first exploratory period ending 2019.

The awarded blocks were:

Block (Basin)	Gross Acres	WI	Operator	Bonus	Investment Commitment
POT-T-747 (Potiguar)	6,900	70%*	GeoPark	$0.09 million	$1.10 million
POT-T-882 (Potiguar)	7,900	70%*	GeoPark	$0.05 million	$0.30 million
REC-T-93 (Reconcavo)	7,800	70%*	GeoPark	$0.04 million	$0.20 million
REC-T-128 (Reconcavo)	7,600	70%	GeoPark	$0.08 million	$1.60 million

* 30% WI of proposed partners is subject to ANP approval.

The bidding round was organized by the ANP and all proceedings and bids have been made public. The winning bids are subject to confirmation of qualification requirements.

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2015, as compared with 3Q2014:

	3Q2015			3Q2014
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	13,033	12,967	395	11,934	9%
Chile	3,207	1,700	9,039	5,994	-46%
Brazil	3,004	45	17,754	3,536	-15%
Argentina	-	-	-	84	-
Total	19,244	14,712	27,188	21,548	-11%

Production Evolution

(boepd)	3Q2014	4Q2014	1Q2015	2Q2015	3Q2015
Colombia	11,934	11,615	11,586	12,592	13,033
Chile	5,994	4,791	4,486	3,654	3,207
Brazil	3,536	3,511	3,494	3,329	3,004
Argentina	84	67	20	-	-
Total	21,548	19,984	19,586	19,575	19,244
Oil	15,739	14,364	14,101	14,512	14,712
Gas	5,809	5,620	5,485	5,063	4,532

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

GLOSSARY

ANH	Agencia Nacional de Hidrocarburos, Colombia’s National Agency
ANP	Agência Nacional do Petróleo, Brazil’s National Agency
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Mmbbls	Million barrels of oil
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
sqkm	Square kilometers
WI	Working Interest
EI	Economic Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2015 production growth, capital expenditures plan and available liquidity. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: October 19, 2015